Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-60518, Form S-8 No. 333-34352, Form S-8 No. 333-93271, Form S-8 No. 333-68993, Form S-8 No.333-109026, Form S-8 No. 333-109024) pertaining to the Employee Stock Option Plans and (Form S-3 No. 333-68991) of American Capital Strategies, Ltd. and in the related Prospectuses of our reports dated March 14, 2005, with respect to the consolidated financial statements, financial highlights and schedule of American Capital Strategies, Ltd., American Capital Strategies, Ltd. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of American Capital Strategies, Ltd., included in this Annual Report (Form 10-K) for the year ended December 31, 2004.

/s/ Ernst & Young LLP

McLean, Virginia

March 14, 2005